[redacted]

09042927

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-3149

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 AND ENDING 9/30/09

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stone & Youngberg LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building
(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Mitchell H. Gage, Chief Financial Officer — **415-445-2300**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(No. and Street)

One California Street	**San Francisco**	**Califo[rnia]**	**[9]4111**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 25 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid UMB control number.

OATH OR AFFIRMATION

I, **Mitchell H. Gage**, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Stone & Youngberg LLC**, as of and for the year ending September 30, 2009, are true and correct. I further swear ~~(or affirm)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

CARLA J. CAMPODONICO
Commission # 1820395
Notary Public - California
San Francisco County
My Comm. Expires Oct 30, 2012

This report** contains (check all applicable boxes):

x		Independent Auditors' Report
x	(a)	Facing Page.
x	(b)	Statement of Financial Condition.
x	(c)	Statement of Operations.
x	(d)	Statement of Cash Flows.
x	(e)	Statement of Changes in Member's Equity.
x	(f)	Statement of Changes in Subordinated Liabilities.
x	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
x	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Applicable).
	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable).
x	(l)	An Oath or Affirmation.
x	(m)	A Copy of the SIPC Supplemental Report
x	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Stone & Youngberg LLC

We have audited the accompanying Statement of Financial Condition of Stone & Youngberg LLC (the Firm) as of September 30, 2009, and the related statements of operations, changes in member's equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Firm as of September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

San Francisco, California
November 23, 2009

STONE & YOUNGBERG LLC

(SEC ID. NO. 8-3149)

**Statement of Financial Condition
as of September 30, 2009 and
Independent Auditors' Report and
Supplemental Report on Internal Control**

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT.**

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Stone & Youngberg LLC

We have audited the accompanying Statement of Financial Condition of Stone & Youngberg LLC (the Firm) as of September 30, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Firm as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

San Francisco, California
November 23, 2009

STONE & YOUNGBERG LLC

STATEMENT OF FINANCIAL CONDITION AS OF SEPTEMBER 30, 2009

ASSETS

CASH		$ 1,165,548
SECURITIES OWNED:		
Marketable, at fair value	$ 255,798,750	
Non-marketable, at estimated fair value	3,113,567	258,912,317
FIXED ASSETS, net of accumulated depreciation and amortization of $6,023,655		1,380,220
OTHER ASSETS		7,058,338
Total Assets		$ 268,516,423

LIABILITIES AND MEMBER'S EQUITY

PAYABLE TO CLEARING ORGANIZATION	$ 187,897,857
ACCOUNTS PAYABLE & ACCRUED EXPENSES	25,030,104
SECURITIES SOLD, NOT YET PURCHASED, at fair value	26,796,925
PAYABLE TO STONE & YOUNGBERG HOLDINGS LLC	1,132,918
Total Liabilities	240,857,804
MEMBER'S EQUITY	27,658,619
Total Liabilities & Member's Equity	$ 268,516,423

The accompanying notes are an integral part of this financial statement.

STONE & YOUNGBERG LLC

NOTES TO STATEMENT OF FINANICAL CONDITION

YEAR ENDED SEPTEMBER 30, 2009

Organization and Significant Accounting Policies

The Firm – Stone & Youngberg LLC, a California limited liability company (the "Firm"), is an investment bank specializing in fixed income securities. The Firm is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Firm is wholly owned by Stone & Youngberg Holdings LLC ("Holdings"), a Delaware limited liability company. Holdings is also the owner of S&Y Asset Management LLC and S&Y Financial Services Group LLC, and the Managing Member of S&Y Capital Group LLC, collectively "the affiliated companies".

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include the determination of the fair value of non-marketable securities, depreciation and amortization, expense allocations and contingent liabilities. Actual results could differ from those estimates.

Cash – Cash consists of demand deposits in banks. There are no withdrawal restrictions on cash. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At September 30, 2009, the Company had approximately $883,748 in excess of FDIC insured limits, respectively.

Securities Owned and Securities Sold, Not Yet Purchased – Marketable securities owned and securities sold, not yet purchased, are reported at quoted market prices as of September 30, 2009. Securities sold, not yet purchased, represent obligations of the Firm to deliver the specified security at a contracted price, thereby creating a liability to purchase the security at prevailing prices.

Non-marketable securities owned include investment securities which are not actively traded. Non-marketable securities owned are reported at estimated fair value as determined by management. Factors considered by management in valuing non-marketable investments include the type of investment, purchase cost, relative volume owned versus market averages, and current purchases and sales of the same or similar investments by other investors. However, because of the inherent uncertainty of valuation, management's estimate of fair values may differ significantly from the values that would have been used had an active market existed for the securities and the differences could be material.

Income Taxes – Income taxes are paid by the individual member; therefore, no provision for such taxes has been made in the balance sheet.

Securities Transactions – All transactions entered into for the account and risk of the Firm are recorded on a trade-date basis.

Fixed Assets – Fixed assets represent furniture, equipment, and leasehold improvements and are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using an accelerated depreciation method, which materially represents the results of using the straight-line method. Amortization of leasehold improvements is computed using an accelerated depreciation method over the shorter of the lease term or the estimated useful lives of the improvements.

Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased, as of September 30, 2009, consist of the following:

	Securities Owned	Securities Sold Not Yet Purchased
State and Municipal Obligations	$ 212,918,688	$ –
Corporate Bonds, Debentures and Notes	16,687,295	1,261,762
Obligations of U.S. Government	25,721,694	25,535,163
Stock and Funds	471,073	–
Total	$ 255,798,750	$ 26,796,925

Non-marketable securities owned at estimated fair value of $3,113,567 as of September 30, 2009, consist of state and municipal obligations and auction rate preferred securities.

Included in marketable securities owned are securities pledged as collateral for letters of credit related to leases for office space and for the deposit with the Firm's clearing agent. The value of the pledged securities as of September 30, 2009, was $250,000.

Receivable From and Payable to Clearing Organization

The Firm clears its transactions through another broker-dealer on a fully disclosed basis. A receivable from the clearing organization is the result of the Firm's activity with this clearing organization. The Firm may also have a payable to the clearing organization related to these transactions, which is collateralized by securities owned by the Firm. A payable primarily relates to the financing of the Firm's inventory by the clearing organization. On the payable balance, the Firm is charged 25 basis points over the daily cost of funds rate calculated by the Firm's clearing organization. The Firm had a payable to the clearing organization of $187,897,857 at September 30, 2009, which carried an interest rate of 1.8256%.

Fixed Assets

Following is a summary of fixed assets as of September 30, 2009:

Equipment	$ 2,728,729
Furniture	2,435,173
Leasehold Improvements	2,239,973
	$ 7,403,875
Less: Accumulated depreciation and amortization	(6,023,655)
	$ 1,380,220

New Accounting Pronouncements

In August 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2009-05, *Fair Value Measurements and Disclosures (Topic 820) - Measuring Liabilities at Fair Value*. This update provides clarification for circumstances in which a quoted price in an active market for the identical liability is not available. In such circumstances a reporting entity is required to measure fair value using one or more of the following techniques: technique 1; A valuation technique that uses: (a) the quoted price of the identical liability when traded as an asset; or (b) quoted prices for similar liabilities or similar liabilities when traded as assets; or technique 2 another valuation method such as an income approach or a market approach that is consistent with the principles of Topic 820. The guidance in this update will be effective for the quarter beginning October 1, 2009.

In June 2009, the FASB issued guidance that establishes the FASB Accounting Standards Codification (the "Codification" or "ASC") as the source of authoritative U.S. generally accepted accounting principles ("U.S. GAAP") recognized by the FASB for nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also included in the Codification as sources of authoritative U.S. GAAP for SEC registrants. SFAS No. 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification supersedes all existing non- SEC accounting and reporting standards. Following Statement 168, instead of issuing new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts, the FASB issues Accounting Standards Updates, which serves only to: (a) update the Codification; (b) provide background information about the guidance; and (c) provide the bases for conclusions on the change(s) in the Codification. The codification is effective for interim and annual reporting periods ending after September 15, 2009

In May 2009, the FASB issued guidance (ASC 855 – Subsequent Events) that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, it sets forth: a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 is effective for interim and annual reporting periods ending after June 15, 2009. The Firm does not expect this guidance to have a material impact on the Firm's financial statements.

On April 9, 2009, FASB issued application guidance to enhance disclosures regarding fair value measurements and impairments of securities:

One set of guidance relates to interim disclosures about fair value of financial instruments (ASC 825-10-50), which requires an entity to provide quantitative and qualitative disclosures about fair value of any financial instruments for interim reporting periods as well as in annual financial statements. Prior to the guidance issuance, fair values for these assets and liabilities were only disclosed annually.

Another set of guidance relates to recognition and presentation of other-than-temporary impairments (ASC 320-10-35), which is intended to bring greater consistency to the timing of impairment recognition, and provide greater clarity to investors about the credit and non-credit components of impaired debt securities that are not expected to be sold. Further, it replaces the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. It also requires increased and timelier disclosures sought by investors regarding expected cash flows, credit losses, and an aging of securities with unrealized losses.

Lastly there was additional guidance issues in relation to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly (ASC 820-10-35-15A). It reaffirms the objective of fair value measurement— to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. It also requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC") 820-10, *Fair Value Measurements and Disclosures*. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This standard establishes a fair value hierarchy for the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale and use of an asset. No additional fair value measurements are required under this standard. The Firm adopted this standard effective October 1, 2008.

The Firm has adopted guidance as codified by the Financial Accounting Standards Board ("FASB") which was issued in June 2009, "Accounting for Transfers of Financial Assets." This is a revision to the guidance on "Accounting for Transfers and Servicing of Financials Assets and Extinguishments of Liabilities" and will require more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financials assets. It eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures. This guidance becomes effective at the start of a Company's fiscal year after November 15, 2009. The Firm does not expect this guidance to have a material impact on the Firm's financial statements.

In July 2006, the FASB issued Accounting Standards Codification ("ASC") topic 740-10, *Accounting for Uncertainty in Income Taxes*. This standard clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This interpretation defines the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. For the Company, this standard will become effective on October 1, 2009. The Firm does not expect the impact of initial adoption of ASC 740-10 will be material on its financial statements.

Member's Equity

The Firm is wholly owned by Holdings. Member's equity at September 30, 2009 includes equity of $24,041,151 and undistributed earnings of $3,617,468. During the year ended September 30, 2009, the Firm made distributions of net income to Holdings of $488,279. Withdrawals of member's equity above certain predetermined limits require the approval of the FINRA.

Under the Firm's compensation plan (the "Plan"), certain employees are granted awards consisting of capital account balances in Holdings. The awards granted are subject to a cliff vesting period from the date of issuance or related to the achievement of certain performance measurements by a predetermined period. Employee compensation expense for the Plan is recorded on a straight-line basis over the vesting period or on a straight-line basis over the period until certain performance criteria are estimated to be achieved. Such compensation expense is included in employee compensation expense since it is incentive compensation issued exclusively to employees of the Firm. As of September 30, 2009, the Firm has $575,000 in grants outstanding with $394,252 recorded in member's equity.

Related Party Transactions

The Firm makes disbursements related to certain compensation, benefits, occupancy and information technology services on behalf of its affiliates. The Firm makes disbursements related to certain compensation, benefits, occupancy and information technology services on behalf of its affiliates. Charges the Firm allocated to its affiliates on a monthly basis were determined based on headcount and estimated utilization of the Firm's time and resources. Management believes that, in general, specific identification of certain of these expenses is not practicable, and the methods used to allocate the expenses to the affiliates are reasonable.

The Firm maintains an inter-company relationship with Holdings recorded as payable to Stone & Youngberg Holdings LLC. Charges for the services allocated to affiliates are charged against that account. The balance in the payable to Stone & Youngberg Holdings LLC was $1,132,918, with an associated interest rate of 4% at September 30, 2009.

The Firm occasionally extends forgivable loans to its employees. The principal amount of these loans, plus interest, is forgiven over a pre-determined period subject to continued employment with the Firm. The forgivable loans outstanding to employees at September 30, 2009, were $1,275,572 and have vesting periods ranging from five to seven years.

The Firm occasionally conducts securities transactions with affiliated entities. During the year, the Firm sold non-marketable securities to an affiliate at a fair value of $5,777,524.

Benefit Plan

The Firm has a 401(k) plan for eligible employees who have met certain service requirements.

Fair Value Measurements

The Firm adopted accounting for *Fair Value Measurements* in October 2008. The accounting standards define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. The fair value hierarchy is based on the type of inputs used in arriving at fair value. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Methods used in arriving at fair value may produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Firm believes the valuation methods used are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The three levels of inputs used to establish fair value are as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If the asset or liability has a specified or contractual term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Firm's assessment of the significance of a particular input to the fair value measurement requires judgment and consideration of factors specific to the asset or liability.

Municipal Bonds

To determine the fair value of municipal bonds, the Firm utilized recent market transactions for identical or similar bonds to corroborate pricing service fair value measurements. Municipal bonds are generally categorized in Level 2 of the fair value hierarchy. However, the Firm also has some municipal bonds that are classified in the Level 3 category, as they are in default with no observable inputs for modeling.

Auction Rate Preferred Securities (ARPS)

ARPS are bonds that provided liquidity through weekly auctions in which rates were reset. The market for the securities collapsed in February 2008 when the firms that ran and underwrote them began letting them fail rather than committing additional capital to them. Due to the lack of observable trades or inputs, except for issuers and broker-dealers purchasing the securities from customers, the fair value is estimated using models based on unobservable inputs These illiquid instruments are included in Level 3 of the fair value hierarchy.

The following sets forth, by level within the fair value hierarchy, the Firm's assets at fair value at September 30, 2009:

	Level 1	Level 2	Level 3	Total
Assets				
Municipal Bonds	$ –	$ 213,434,688	$ 180,831	$ 213,615,519
Corporate Bonds		13,257,170	2	13,257,172
Mortgage & Asset-Backed Securities		8,752,144		8,752,144
Auction Rated Preferred Securities			2,416,734	2,416,734
Equities	19,960	201,111		221,071
Total Assets	$ 19,960	$ 235,645,113	$ 2,597,567	$ 238,262,640
Liabilities				
Government Bonds	(6,147,249)			(6,147,249)
Total Liabilities	$ (6,147,249)	$ –	$ –	$ (6,147,249)

The following table discloses the summary of changes in the fair value of the Firm's Level 3 instruments for the year ended September 30, 2009:

	Beginning Balance	Unrealized Gains / (Losses) Related to Assets Held at Year End	Realized Gains & (Losses) Related to Assets No Longer Held	Purchases & Dispositions	Transfers Into Level 3	Ending Balance
Municipal Bonds	$6,200,300	$ (360,185)	$ (969,501)	$ (4,689,783)	$ –	$ 180,831
Corporate Bonds	(2,920)			2,922		2
Auction Rate Securities	125,000	(633,266)		2,925,000		2,416,734
	$ 6,322,380	$ (993,451)	$ (969,501)	$ (1,761,861)	$ –	$2,597,567

Fair value under Fair Value Measurements is applied prospectively effective October 1, 2008. Therefore, the fair values as of September 30, 2008, were computed under the guidance of SFAS No. 107. Realized gains and losses related to investments included in the level 3 classification are included in principal transaction revenue. Unrealized gains and losses related to investments included in the level 3 classification are also included in principal transaction revenue.

Net Capital Requirements

The Firm is subject to the regulations and guidelines of the SEC and the FINRA, including the SEC's "Net Capital Rule," which requires the Firm to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. At September 30, 2009, the Firm's net capital ratio was 2.04 to 1 and net capital as computed was $12,291,643 which exceeded the SEC's requirement of $1,668,674 by $10,622,969.

Commitments and Contingencies

In the normal course of business, transactions with customers and brokers generally settle three business days after trade-date. The Firm is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Firm may have to purchase or sell securities at prevailing market prices. The Firm seeks to control the risk associated with non-performance of customers or brokers by reconciling information it receives from its clearing broker on a daily basis. Also in the normal course of business, the Firm enters into underwriting commitments. Transactions relating to such underwriting commitments that were open on September 30, 2009, and were subsequently settled had no material effect on the balance sheet as of that date.

The Firm has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Firm has recorded these obligations in the financial statements at September 30, 2009, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2009.

The Firm is obligated under leases for office space and certain equipment at September 30, 2009. Minimum annual lease payments under such leases are due in the following years ending September 30:

2010	$ 3,721,672
2011	3,388,740
2012	2,799,687
2013	2,047,801
2014	772,481
Thereafter	363,668
Total	$ 13,094,049

The leases for office space contain some escalation provisions and renewal options.

Legal Contingencies

The Firm is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities, including securities underwriting claims. Among these matters, the Firm has been named in a number of pending arbitrations related to the sale of investments managed by an affiliate of the Firm. The Firm believes that all the claims are without merit, it intends to vigorously defend its position and it has retained litigation counsel for that purpose.

Management has estimated that a legal contingency accrual of $4.2 million is deemed necessary at September 30, 2009, to address the risk associated with the various legal matters pending. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect in excess of our contingency accrual on the financial condition or results of operations of the Firm.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through November 23, 2009, the date the financial statements were issued and no subsequent events occurred requiring accrual or disclosure.

* * * * *

To the Board of Directors of
Stone & Youngberg LLC

In planning and performing our audit of the Statement of Financial Condition of Stone & Youngberg LLC (the Firm) as of September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at September 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

San Francisco, California
November 23, 2009

STONE & YOUNGBERG LLC

(SEC ID. NO. 8-3149)

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

SEPTEMBER 30, 2009

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Stone and Youngberg LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to September 30, 2009, which were agreed to by Stone and Youngberg LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of less than $1 were not considered a difference requiring reporting.

1. Compared listed assessment payments in Form SIPC-7T with respective cash disbursement records consisting of copies of cancelled checks, noting no differences.

2. Compared amounts reported on the Company's unaudited Form X-17A-5 for the combined quarters ended June 30, 2009 and September 30, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to September 30, 2009, noting no differences.

3. Compared adjustments reported in Form SIPC-7T with supporting schedules and working papers prepared by the Company, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments in Form SIPC-7T, noting no differences.

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7T and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

San Francisco, California
November 23, 2009

SIPC-7T
(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T
(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Stone & Youngberg LLC
One Ferry Building
San Francisco, CA 94111

FINRA
8-3149
September

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kate Koehneke (415)445-2300

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 129,981

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

1-14-09
Date Paid

C. Assessment balance due 129,831

D. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

E. Total assessment balance and interest due (or overpayment carried forward) $______

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 129,831

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stone & Youngberg LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 13 day of November, 20 09.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 9/30, 2009
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 52,008,398
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		1,613,343
Total additions		1,613,343
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		679,889
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		185,326
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		172,500
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 591,365	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		591,365
Total deductions		1,629,153
2d. SIPC Net Operating Revenues		$ 51,992,588
2e. General Assessment @ .0025		$ 129,981

(to page 1 but not less than $150 minimum)